Soliton, Inc.
5304Ashbrook Dr.
Houston, TX 77081
November 26, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Soliton, Inc.
Offering Statement on Form 1-A (“Offering Statement”)
File No. 024-10854
Ladies and Gentlemen:
Pursuant to Rule 252(e) of the Securities Act of 1933, as amended (the “Act”), Soliton, Inc., a Delaware corporation (the “Company”), hereby respectfully requests qualification of the Offering Statement referred to above be approved at 4:30 P.M. (Eastern Time) on November 27, 2018, or as soon thereafter as possible on such date.
The Company is aware of its responsibilities under the Act, as they relate to the offering of securities being conducted pursuant to the Offering Statement. The Company further acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Soliton, Inc.

By:	/s/ Lori Bisson
Name: Lori Bisson
Title: Chief Financial Officer